=================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                           FORM 10-SB/A-1
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934


                           FirstBingo.com
       (Exact name of registrant as specific in its charter)

Nevada                             N/A
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                         180 Attwell Drive
                             Suite 400
                  Toronto, Ontario, Canada M9W 6A9
       (Address of executive offices, including postal code)


           Registrant's telephone number: (877) 463-4948

Copies to:     Conrad C. Lysiak, Esq.
               601 West First Avenue
               Suite 503
               Spokane, Washington   99201
               (509) 624-1475
               FAX (509) 747-1770

 Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
 -----------------------------------------------------------------
                          (Title of Class)

 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)


 ==================================================================

ITEM 1.   DESCRIPTION OF BUSINESS.

History

     FirstBingo.com (the "Company") was incorporated under the laws of the State of Nevada on March 30, 1990, as Vista Medical Terrace, Inc. to engage in the business of "pay-to-play" Bingo and other related games

     On May 26, 1999, the Company changed its business purpose to a free Internet based Trivia Bingo game and changed its name to FirstBingo.com.

     On March 8, 1997, the Company forward split its shares of common stock on a 92 for 1 basis.

     On May 26, 1999, the Company changed its name from Vista Medical Terrace to FirstBingo.com and changed its business to Internet Trivia and TV Trivia Bingo.

     On June 28, 1999, the Company forward split its shares of common stock on a 2 for 1 basis.

General

     As of the date of this registration statement, the Company has not engaged in business. The description which follows, is the Company's plan of operation. It has not implemented any of the ideas set forth below and there is no assurance that the Company will ever implement its plan of operation.

     The Company is planning to develop and produce a game called "Trivia Bingo." Trivia Bingo will be played over the Internet and will be free to all participants. Trivia Bingo combines the skill-testing aspect of trivia with the excitement of Bingo and is played on the Internet.

Trivia Bingo

     Trivia Bingo will be divided into two divisions. One division will be an Internet Trivia Bingo game played on the Internet and the other division will be a television game show. Internet Trivia Bingo will allow registered users to compete for a variety of prize and cash giveaways. There will be no cost to a player wishing to play Trivia Bingo on the internet. Each week, during production of the Trivia Bingo television game show, three Internet Trivia Bingo players will be randomly drawn to appear of the television game show.

     The Company has recently completed the development of a Beta version of its Internet Trivia Bingo game and Trivia Bingo is now operational on the Internet. It is anticipated that the final version of the Internet game will be available shortly. The Company's web site is at www.FirstBingo.com.

Registration for Internet Bingo

      Players already registered with the Company will click on the "Player" icon and when prompted enter their user name and password. New players will be prompted to click on the "New Player" icon to register as a new player. Players must register in order to be eligible for the cash and prize giveaways and to qualify for an opportunity to participate in TV Trivia Bingo.

The Website

     The Company's website will be accessible to customers with a minimum hardware configuration consisting of a 486 personal computer with Windows 95 or greater, with 16 MB RAM, 20 MB free hard disk space, a 14,400 modem and a direct PPP Internet connection. All games will be provided in a Windows-based, menu driven format with "point and click" interactively.

     The website will be controlled at all times by the Company. The Company will be able to monitor the play of Trivia Bingo over the internet.

     The Company's website will allow customers to review all terms, rules and conditions applicable to Trivia Bingo and other uses at the site.

Game Instructions

Creating the Bingo Card

     Once a new or existing player has logged on to the web-site, a
Bingo card will be created.   The card contains five columns under the
letters B I N G O. Each column contains five squares which contain random numbers.

     To assist a player in achieving a BINGO, all of the squares in the 3rd row and all of the squares in the column under the letter "N" will be covered squares. However, unlike traditional Bingo, the squares will not be covered with pennies or blotters, but rather with an advertiser's logo. The initial advertising logos will form what is known as the "Magic Cross". The "Magic Cross" effectively divides the BINGO card into four separate quadrants.

     The Company will randomly generate additional squares that contain an advertiser's logo in each of the four quadrants. The random generation of additional covered squares (i.e. squares that contain an advertiser's logo) may result in an instant cash or prize giveaway to the player. After the random generation of additional squares occurs, all of the squares that form a BINGO line (i.e. a vertical, horizontal or diagonal line) could be occupied with an advertiser's logo in which case the player is an instant winner. This is known as an Instant Win Card.

     If the player does not have an Instant Win Card , the player moves to the Trivia Challenge phase of the game.

Trivia Challenge

     Correctly answering a trivia question allows a player to convert an open square (a square that does not contain an advertiser's logo) to a covered square (a square containing an advertiser's logo). By covering certain squares the player can achieve a Bingo. A Bingo is achieved when the covered squares (a square containing an advertiser's logo) form a vertical, horizontal or diagonal line. Each time a Bingo is achieved the player is credited with 1,000 FirstBingo points.

     To convert an open square to a covered square, the player selects the open square of his or her choice by clicking on it with the mouse.

     The trivia question associated with the selected open square is revealed. The player is now given 15 seconds to select the correct answer from four multiple choice answers. The answer is chosen by clicking on the chosen response with the mouse. If the answer is right the number on the open square is replaced by an advertiser's logo (indicating a covered square). If the answer is incorrect, the open square will remain open and the player will receive one strike. If the player gets three strikes before achieving a full card, the game ends. A player may receive multiple Bingos on one card. Each Bingo will result in the player receiving 1,000 FirstBingo points. A player may also receive advertiser's points for converting an open square to a covered square. Advertiser's points may be exchanged for various prize giveaways.

     If the Player answers all of the trivia questions correctly before getting three strikes, he or she attains a full card. If a player obtains a full card, he will receive bonus points in addition to the 1,000 FirstBingo points awarded for each Bingo.

Cash and Prize Giveaways

     The points a player receives qualify the player for the opportunity to win cash or prize giveaways. A player can also win an instant cash or prize giveaway if an Instant Win Card is randomly generated at the start of the game.

Compatibility

     The Company's Internet Trivia Bingo utilizes a Macro Media-based front-end, which means, unlike numerous other websites, no download is required. Using Macro Media(TM) technology, download time is less than 10 seconds and there is no special installation procedure.

     By utilizing Macro Media(TM) technology, Internet Trivia Bingo will be compatible on MacIntosh, Windows 95/98/2000, Windows NT, Linux and future WebTV computers.

TV Trivia Bingo

     Internet Trivia Bingo players will be selected by random draw to participate as players on TV Trivia Bingo. TV Trivia Bingo is played in front of a live studio audience. The show will be taped and sold to public or pay television networks. As of the date hereof, the Company has not developed the television program, taped any shows or entered into negotiations with any television stations or sponsors for the production of TV Trivia Bingo. Further, there is no assurance that TV Trivia Bingo will ever be developed, produced or sold to any television networks.

Revenues

     First and foremost the Company is an advertiser/sponsor supported website. The Company plans to generate revenues from the sale of advertising space (i.e. advertiser's logos) which appear on the Internet Trivia Bingo squares and from the sponsorship of TV Trivia
Bingo.    As of the date hereof, the Company has not sold any
advertising space on its Internet website nor has the Company secured any sponsorship for its proposed television program. There is no assurance that the Company will ever sell any advertising on its website or secure any sponsorship for its television program.

     In addition, the Company will generate revenues from the sale of its Trivia Bingo CD Game and Trivia Bingo Video Terminals. The Trivia Bingo Video Terminals may also generate significant royalty income.

Trivia Bingo CD Game

     The Company is developing a CD game version of Internet Trivia Bingo. The Company anticipates producing the first CDs in the fourth quarter of fiscal year 2000. The CD game version will be similar to
the Internet Trivia Bingo version.   No cash or prize giveaways will be
awarded to players of the CD game.

Trivia Bingo Video Terminals

     The Company is in the final phase of development of two Trivia Bingo Video Terminal test models (a Trivia Bingo Video Terminal and a Slot Machine Video Terminal). The Trivia Bingo Video Terminal will be designed to permit players to play the Trivia Bingo game directly on the Video Terminal. The game will be identical to the Internet Trivia Bingo game.

     The second test model, the Slot Machine Video Terminal will be a stand-alone slot machine featuring Bingo. The Trivia Bingo card will be created in essentially the same fashion as the Bingo card in Internet Trivia Bingo, other than a covered square will be shaded red (as opposed to containing an advertiser's logo) and an open square will be shaded in blue. The "Magic Cross" effectively divides the Bingo card into four separate quadrants. Each quadrant will contain four Bingo squares containing a specific number. The four squares in each of the four quadrants will be shaded in either red or blue depending upon whether the BINGO number that appears in the square is an appropriate number for the proper BINGO letter (i.e. a number from 1-15 under the letter B, a number from 16-30 under the letter I, a number from 31-45 under the letter N a number from 46-60 under the letter G or a number from 61-75 under the letter O). The Slot Machine Video Terminal computer will randomly spin the squares in each of the four quadrants. When the spinning stops, if the BINGO number in the square is under the appropriate letter the square will be shaded red indicating a covered square. If the number in the square is not under the appropriate letter the square will be shaded blue indicating an open square. Depending upon the positioning of the numbers when the spinning stops, the player may have no Bingos or possibly one or more Bingos. A Bingo is achieved every time a vertical, horizontal or diagonal line contains all shaded red squares (i.e. the proper Bingo number is under the proper letter). The number of Bingos that are created at the time the spinning stops will dictate the payout on the Slot Machine Video Terminal.

Manufacturing of the CDs and Video Terminals

     The Company is in preliminary discussions with a number of potential manufacturers of the CD Trivia Bingo game and the Trivia Bingo Video Terminals. At this time it is not possible to comment with any degree of certainty on the cost of production of either the CD Trivia Bingo game or the Trivia Bingo Video Terminals. Additionally, it is not possible to comment with any degree of certainty on the projected selling prices of either the CD Trivia Bingo game or the Trivia Bingo Video Terminals. Further, there is no assurance that the CD Trivia Bingo game or the Trivia Bingo Video Terminals will ever be developed, produced or sold.

Marketing

     The Company expects that a significant portion of its first year expenses will be related to advertising and marketing. FirstBingo anticipates using banner advertising featuring hot links on strategic Internet portal and search engine sights such as Hotmail(R), Yahoo(R) and Alta Vista(R) Each of these sites boasts more than one million visits each day and will prove an invaluable source to generate awareness of FirstBingo's Internet Trivia Bingo game. Strategic advertising in traditional media, such as newspapers, magazines, television, radio, billboards, etc. will also be an important facet of the advertising and marketing program.

     As of the date hereof, the Company has not initiated any research to determine the parameters of its advertising or the medium which it may choose.

Competition

     The Company will compete with other companies marketing bingo related entertainment products and services and companies offering games of skill involving the answer of trivia questions.

     The Company expects to encounter significant competition from
existing advertiser/sponsor-supported websites.   Many of the Company's
existing and potential competitors have or may have, as the case may be, greater capital and other resources than the Company and may choose to adopt a marketing plan similar to that proposed by the Company. There can be no assurance that the Company will be able to generate meaningful revenues or earnings from its proposed Trivia Bingo operations or otherwise successfully compete in the future.

Software

     In order to initiate the development of Trivia Bingo, the Company has retained the services of Mente Incorporated. Mente Incorporated is an Ontario based software development company. The software to run Trivia Bingo on the internet will be the exclusive property of the Company and Mente Incorporated will have no proprietary interest in the software. Mente Incorporated is being retained on a non-exclusive basis only to provide software development support.

Testing

     The Company estimates that its website will be fully developed and commercialized prior to the end of fourth quarter 2000. Standard beta testing of the site will take place but is not anticipated to be onerous given the relatively simple nature of the game

Government Regulation

     Bingo activities are regulated in the United States and most developed countries and are based upon policies that are concerned with, among other things, (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with bingo; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the governing jurisdictions; (iv) the prevention of cheating and fraudulent practices; and (v) the provision of a source of government revenue through taxation and licensing fees.

     At the present time, the Company believes that the Trivia Bingo game would not be prohibited in North America or most other foreign jurisdictions since the game is actually a game of skill as opposed to a game of chance. Furthermore, the Trivia Bingo game promoted by the Company does not require the player to advance any consideration in order to play. However, bingo over the Internet is a new industry and some or all of the countries in which Trivia Bingo will be played may take action to more severely regulate or even prohibit Internet bingo operations in their jurisdictions.

     The Company believes that as of the date of this registration statement, many federal and state prosecutorial agencies in the United States have taken the position that the provision of Internet bingo services to residents of the United States is subject to existing federal and state laws which generally prohibit the provision of bingo opportunities, except where licensed or subject to exemption. This may include games which require the player to risk nothing but his time.

     It is the Company's understanding that many providers of Internet bingo services to citizens and residents of the United States have taken the position that existing federal and state laws pertaining to the provision of bingo opportunities do not apply to Internet bingo services. In 1997, legislation was introduced to the United States Senate and House of Representatives (the Kyle bill) which, if enacted, would effectively amend the Federal Wire Statute, codified at 18 U.S.C. 1084, to prohibit Internet bingo operations to residents of the United States. (Internet Gambling Prohibition Act of 1997; S. 474 and H.R.
2380). The Company's policy will be to not offer its Internet bingo services to citizens or residents of any jurisdiction that prohibits such activities, and to otherwise endeavor to comply with laws pertaining to bingo.

Company's Office

     The Company's headquarters are located at 180 Attwell Drive, Suite 400 Toronto, Ontario, Canada M9W 6A9 and its telephone number (877) 463-4948.

Employees

     The Company is a development stage company and currently has no employees other than its Officers and Directors. The Company intends to hire additional employees as needed.

Risk Factors

     1. No History of Earnings. The Company has no operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and service acceptance.

     2. Company's Assets. The Company owns no tangible property or assets. The Company does own the software which currently operates the Beta version of Trivia Bingo and all other intellectual property associated with the business of the Company.

     3. The Company's Business Plan Has Not Been Implemented. While the Company plans to conduct its business as described above, as of the date hereof it has not initiated or implemented its proposed business in any manner other than the discussion of its proposed business plan. There is no assurance that the Company's proposed business plan will ever be implemented.

     4. Development and Market Acceptance of Services. The Company's success and growth will depend upon the Company's ability to market its services and generate significant interest in its website. The Company's success will depend in part upon the market's acceptance of, and the Company's ability to deliver and support the Internet Trivia Bingo game.

     5. Dependence on Technology Supplier. The Company will be dependent upon an outside technology supplier for the preparation and creation of its web site and Trivia Bingo game The unavailability of such services may result in the Company incurring significant additional expenses and time delays in bringing the Trivia Bingo game to market.

     6. Liquidity; Need for Additional Financing. The Company does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

     7. Foreign Operations Risks. The Company's principal business operations will be located in Canada. Canadian laws relating to bingo, taxation, business licensing and other areas may be different from those typically encountered in the United States. Currently, there are a number of Internet related websites operating from Canada. Although management intends to ensure that all agreements, permits, licenses and/or regulatory approvals are adequately addressed and followed, there can be no assurance that the regulatory climate in the future in Canada will not change in a materially negative way for the Company.

     8. Potential Liabilities. The Company could potentially encounter liabilities with respect to operation of its Internet bingo website. Prior to any user commencing play on the Company's site, the user must read and acknowledge by point and click, the respective conditions of play. Such conditions have been developed by FirstBingo.com and form part of the standard user registration format in form similar to other licensed sites. The conditions specifically include the fact that the player fully understands, agrees to, becomes a party to and shall abide by all rules, regulations, terms and conditions, contained in the user play agreement.

     9. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete directly with all other companies striving to earn revenues from advertiser/sponsor-supported websites.

     10. Reliance Upon Its Sole Director and Officer. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its sole Officer and Director, who exercises control over the day to day affairs of the Company.

     11. Issuance of Additional Shares. 31,412,000 shares of Common Stock or 63% of the 50,000,0000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments or contracts to issue any additional shares to other persons. The Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

     12. Indemnification of Officers and Directors for Securities Liabilities. The laws of the State of Nevada provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Corporation Act of the State of Nevada. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     13. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     14. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein. See "Business."

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis, however, the Company does not expect to hire a significant number of employees until the Company begins to generate revenues.

     The Company expects to earn revenues in the fourth quarter of 2000. There is no assurance, however, that the Company will earn said revenues as planned.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real or personal property. The
Company owns no tangible assets.

     The Company's headquarters are located 180 Attwell Drive, Suite 400 Toronto, Ontario, Canada M9W 6A9 and its telephone number is (877) 463-4948. The Company leases its office space from Leoben Properties Limited, pursuant to a verbal lease agreement.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and                 Number of                                Percent of
address of owner         Shares          Position                 Class

Paul R. LeBreux            500,000 [1]   President, Secretary,    2.69%
62 Government Road                       Treasurer, and Chief
Toronto, Ontario                         Financial Officer
Canada M8X 1W3

ALL OFFICERS AND           500,000                                2.69%
DIRECTORS AS A
GROUP (1 Person)


The Bentley Group Ltd.   7,850,000 [2]                           42.23%
Cable Beach Crt.
Suite #1
West Bay St.
P.O. Box CB-11728
Nassau, Bahamas


[1] Represented by an option to acquire up to 500,000 shares of common stock at an exercise price of $4.00 per share. The exercise period of the option is from May 1, 2000 to December 31, 2001.

[2] The Bentley Group Ltd. is a Turks & Caicos Island, BWI corporation. Its sole officer, director and shareholder is Richard Wachter. Mr. Wachter exercises the sole control over The Bentley Group Ltd. Mr. Paul LeBreux, the Company's sole officer and director does not exercise any control over The Bentley Group Ltd.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Paul R. LeBreux          34        President, Secretary, Treasurer,
                                   Chief Executive  Officer and a
                                   member of the Board of Directors

     Directors serve for a term of one year and are elected at the annual meeting of shareholders. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board of Directors.

Paul R. LeBreux - President, Secretary, Treasurer, Chief Executive Officer and member of the Board of Directors.

     Since April 13, 2000, Mr. LeBreux has been the sole officer and director of the Company. Since 1993, Mr. LeBreux has been a partner in the law firm of Harris & Harris located in Toronto, Ontario, Canada.

ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation

     The following table sets forth the compensation paid by the Company from inception through December 31, 1999, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE

                                          Long-Term Compensation
          Annual Compensation           Awards              Payouts
                                        Securities
Names                           Other   Under      Restricted          Other
Executive                       Annual  Options/   Shares or           Annual
Officer and                     Compen- SARs       Restricted  LTIP    Compen-
Principal   Year  Salary Bonus  sation  Granted    Share       Payouts sation
Position    Ended (US$)  (US$)  (US$)   (#)        Units (US$) (US$)   (US$)

Paul R.     1999  0      0      0       0          0           0       0
 LeBreux    1998  0      0      0       0          0           0       0
President,  1997  0      0      0       0          0           0       0
Treasurer/
Secretary

     The Company anticipates paying the following salaries in 2000:

Paul R. LeBreux [1]           President and                 $150,000
                              Secretary/Treasurer

[1] The foregoing salary will be paid to the law firm of Harris & Harris as consideration for the services rendered by Mr. LeBreux. In addition, Harris & Harris will receive an option to acquire up to 500,000 shares of common stock at an exercise price of $4.00 per share.

      There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Option/SAR Grants

     The following grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

                                Number of
                                Securities
                  Number of     Underlying
                  Securities    Options/SARs
                  Underlying    Granted      Exercise     Number of  Expir-
                  Options       During Last  or Base      Options    ation
Name              SARs Granted  12 Months    Price ($/Sh) Exercised  Date

Paul R. LeBreux   500,000       500,000      $4.00        -0-        12/31/2001

Long-Term Incentive Plan Awards

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

     Directors do not receive any compensation for serving as members of the Board of Directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In April 2000 the Company entered into an oral agreement with the law firm of Harris & Harris to hire Mr. Paul R. LeBreux as its President, Secretary, Treasurer, and Chief Executive Officer in consideration of $50,000 payable quarterly in advance and options to acquire 500,000 shares of common stock.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings have been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Until May 17, 2000 the Company's shares were traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "FBIG" The Company's shares began trading on June 21, 1999 On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock was delisted from the Bulletin Board on May 18, 2000 and began trading on the Pink Sheets operated by the National Quotation Bureau. The Company's Common Stock will not be relisted for trading on the Bulletin Board until such time as this registration is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

      Summary trading by quarter for the 1999, and 1998 fiscal years and the first two quarters of 2000 are as follows:

          Fiscal Quarter              High Bid [1]     Low Bid [1]
          2000
               Third Quarter            4.75           4.25
               Second Quarter           4.875          4.50
               First Quarter            5.62           4.25

          1999
               Fourth Quarter           6.437          5.968
               Third Quarter            6.37           6.25
               Second Quarter           0              0
               First Quarter            0              0

          1998
               Fourth Quarter           0              0
               Third Quarter            0              0
               Second Quarter           0              0
               First Quarter            0              0

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

     As of September 30, 2000, the Company has 25 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 18,588,000 shares of Common Stock issued and outstanding as of September 30, 2000. Of the 18,588,000 shares of the Company's Common Stock outstanding 6,808,000 are freely tradable and 11,780,000 are restricted securities as than term is defined in Rule 144 of the Securities Act of 1933 (the "Act").


ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 50,000,000 shares, $0.001 par value per share. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they choose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is Alpha Tech Stock Transfer, 929 East Spiers Lane, Draper, Utah 84020 and its telephone number is (801) 571-5518.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

ITEM 13.  FINANCIAL STATEMENTS.


                           FirstBingo.com
                   (A Development Stage Company)

TABLE OF CONTENTS


INDEPENDENT AUDITOR'S REPORT                                F-1

FINANCIAL STATEMENTS
 Assets                                                     F-2
 Liabilities and Stockholders' Equity                       F-3
 Statements of Operations                                   F-4
 Statement of Stockholders' Equity                          F-5
 Statements of Cash Flows                                   F-6

NOTES TO FINANCIAL STATEMENTS                               F-7 - F-11

                    INDEPENDENT AUDITORS' REPORT

Board of Directors       October 16, 2000
FIRSTBINGO.COM
Toronto, Canada

     I have audited the accompanying Balance Sheets FIRSTBINGO.COM, (Formerly Vista Medical Terrace, Inc.), (A Development Stage Company), as of September 30, 2000, December 31, 1999, and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000, to September 30, 2000, and the two years ended December 31, 1999, December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIRSTBINGO.COM (Formerly Vista Medical Terrace, Inc.), (A Development Stage Company), as of September 30, 2000, December 31, 1999, and December 31, 1998, and the results of its operations and cash flows for the period January 1, 2000, to September 30, 2000, and the two years ended December 31, 1999, and December 31, 1998, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #6 to the "NOTES TO FINANCIAL STATEMENTS," the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #6. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Barry L. Friedman
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV 89123
(702) 361-8414

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)

                           BALANCE SHEET

                               ASSETS

                                   Sept.     December  December
                                   30, 2000  31, 1999  31, 1998

CURRENT ASSETS
 CASH                              $   1,127 $      -  $     -
                                   --------- --------- --------
TOTAL CURRENT ASSETS               $   1,127 $      -  $     -
                                   --------- --------- --------
OTHER ASSETS                       $      -  $      -  $     -
                                   --------- --------- --------
TOTAL OTHER ASSETS                 $      -  $      -  $     -
                                   --------- --------- --------

TOTAL ASSETS                       $   1,127 $      -  $     -
                                   --------- --------- --------

























   The accompanying notes are an integral part of these financial statements.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)


BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY

                                        Sept.     December  December
                                        30, 2000  31, 1999  31, 1998

CURRENT LIABILITIES

 Stockholders'
 Advances (Note #8)                     $ 321,168 $  4,600  $  3,025
                                        --------- --------  --------
TOTAL CURRENT LIABILITIES               $ 321,168 $  4,600  $  3,025
                                        --------- --------  --------
STOCKHOLDERS' EQUITY (Note #4)

Common stock, $.001 par value
 Authorized 50,000,000 shares
 Issued and outstanding at
 December 31, 1998 -5,244,000 shs.                          $  5,244
 December 31, 1999 -10,488,000 shs.                         $ 10,488
 Sept. 30, 2000 -10,488,000 shs.                            $ 10,488

 Additional Paid-In Capital                (7,988)  (7,988)   (2,744)

 Deficit accumulated during
 The development stage                   (322,541)  (7,100)   (5,525)
                                        --------- --------  --------
TOTAL STOCKHOLDERS' EQUITY              $(320,041)$ (4,600) $ (3,025)
                                        --------- --------  --------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                    $   1,127 $    0    $    0
                                        --------- --------  --------








   The accompanying notes are an integral part of these financial statements.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)

                      STATEMENT OF OPERATIONS

                       Jan. 1,        Year           Year          Mar.30,1990
                       2000, to       Ended          Ended         (Inception)
                       Sep. 30,       Dec. 31,       Dec. 31,      to Sep. 30,
                       2000           1999           1998          2000

INCOME

  Revenue              $       -      $        -     $       -     $       -
                       ----------     -----------    ----------    ----------
EXPENSES

  General and
  Administrative       $  110,312     $     1,575    $    1,075    $  117,412

  Trivia Bingo
  Development             188,129              -             -        188,129

TV Pilot Bingo             17,000              -             -         17,000
                       ----------     -----------    ----------    ----------

TOTAL EXPENSES         $  315,441     $     1,575    $    1,275     $  322,541
                       ----------     -----------    ----------     ----------

NET PROFIT/LOSS (-)    $ (315,441)    $   (1,575)    $   (1,275)    $ (322,541)
                       ----------     ----------     ----------     ----------

Net Loss per share -
 Basic and diluted
 (Note #2)             $   (.3008)    $   (.0002)    $   (.0001)    $   (.3075)
                       ----------     ----------     ----------     ----------
Weighted average
Number of common
shares outstanding     10,488,000     10,488,000     10,488,000     10,488,000
                       ----------     ----------     ----------     ----------













   The accompanying notes are an integral part of these financial statements.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)


            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                             Additional     Accumu-
                    Common         Stock     paid-in        lated
                    Shares         Amount    Capital        Deficit

Balance,
December 31, 1996       57,000     $      57 $   2,443 $    (3,200)

March 8, 1997
Forward stock split
92:1                 5,187,000         5,187    (5,187)

Net loss year ended
December 31, 1997                                           (1,050)
                    ----------     --------- --------- -----------
Balance,
December 31, 1997    5,244,000     $   5,244 $  (2,744)$    (4,250)

Net loss year ended
December 31, 1998                                           (1,275)
                    ----------     --------- --------- -----------
Balance,
December 31, 1998    5,244,000     $   5,244 $  (2,744)$    (5,525)

June 28, 1999
Forward Stock Split
2:1                  5,244,000         5,244    (5,244)

Net loss year ended
December 31, 1999                                           (1,575)
                    ----------     --------- --------- -----------
Balance,
December 31, 1999   10,488,000     $  10,488 $  (7,988)$    (7,100)

Net Loss
January 1, 2000
To September 30, 2000                                     (315,441)
                    ----------     --------- --------- -----------
Balance,
September 30, 2000  10,488,000     $  10,488 $  (7,988)$  (322,541)
                    ----------     --------- --------- -----------



   The accompanying notes are an integral part of these financial statements.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)


                      STATEMENT OF CASH FLOWS


                         Jan. 1,        Year      Year      Mar.30,1990
                         2000, to       Ended     Ended     (Inception)
                         Sep. 30,       Dec. 31,  Dec. 31,  to Sep.30,
                         2000           1999      1998      2000

Cash Flows from
Operating Activities
 Net Loss                $ (315,441)    $ (1,575) $ (1,275) $ (322,541)
 Adjustment to
 Reconcile net loss
 To net cash provided
 by operating
 Activities:                     -            -         -           -
Changes in assets and
Liabilities                      -            -         -           -
 Increase in current
 Liabilities
 Stockholders'
 Advances                   316,568        1,575     1,275     321,168
                         ----------     --------  --------  ----------
Net cash used in
Operating activities     $    1,127     $     -   $     -   $   (1,373)
Cash Flows from
Investing Activities             -            -         -           -
Cash Flows from
Financing Activities
 Issuance of Common
 Stock for Cash                  -            -         -        2,500
                         ----------     --------  --------  ----------
Net Increase (decrease)  $    1,127     $     -   $     -   $    1,127
Cash,
Beginning of period              -            -         -           -
                         ----------     --------  --------  ----------
Cash, End of Period      $    1,127     $     -   $     -   $    1,127
                         ----------     --------  --------  ----------














   The accompanying notes are an integral part of these financial statements.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)


NOTES TO FINANCIAL STATEMENTS
September 30, 2000, December 31, 1999, and December 31, 1998


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized March 30, 1990 under the laws of the State of Nevada as Vista Medical Terrace, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development stage company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Method

          The Company records income and expenses on the accrual method.

     Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and equivalents

          The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2000.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)


             NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    September 30, 2000, December 31, 1999, and December 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Income Taxes

          Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Loss Per Share

          Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of September 30, 2000, the Company had no dilutive common stock equivalents such as stock options.

     Year End

          The Company has selected December 31st as its year-end

     Year 2000 Disclosure

          The Y2K issued had no effect on this Company.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)


             NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    September 30, 2000, December 31, 1999, and December 31, 1998


     NOTE 3 - INCOME TAXES

          There is no provision for income taxes for the period ended September 30, 2000. The Company's total deferred tax asset as of December 31, 1999 is as follows:

               Net operation loss carry forward   $   7,100
               Valuation allowance                $   7,100

               Net deferred tax asset             $       0


          The federal net operation loss carry forward will expire in various amounts from 2010 to 2019.

          This carry forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE 4 - STOCKHOLDERS' EQUITY

     Common Stock

          The authorized common stock of the corporation consists of 50,000,000 shares with Par Value of $.001.

     Preferred Stock

          The corporation has no preferred stock.


          On April 4, 1990, the company issued 1,000 shares of its No Par Value Common Stock for $2,500.

          On September 10, 1990, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 57,000 common shares. The par value was changed from no par value to $1.00. Also, on this date the Company issued an additional 56,000 common shares for no consideration.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)


             NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    September 30, 2000, December 31, 1999, and December 31, 1998


NOTE 4 - STOCKHOLDERS' EQUITY (CONTINUED)

     On August 28, 1996, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 57,000 common shares to 50,000,000 common shares. The par value was changed from $1.00 to $.001.

     On March 8, 1997, the Company approved a forward stock split on the basis of 92:1, thus increasing the outstanding common stock from 57,000 shares to 5,244,000 shares.

     On May 26, 1999, the State of Nevada approved changing the
     Company's name from Vista Medical Terrace, Inc., to
     FirstBingo.Com.

     On June 28, 1999, the Company approved a forward stock split on the basis of 2:1, thus increasing the outstanding common stock from 5,244,000 shares to 10,488,000 shares.


NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE 6 - GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company.

                          FIRSTBINGO.COM.
               (Formerly Vista Medical Terrace, Inc.)
                   (A Development Stage Company)


             NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    September 30, 2000, December 31, 1999, and December 31, 1998


NOTE 7 - RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in
     other business opportunities.   If a specific business
     opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


 NOTE 8 - STOCKHOLDERS' ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, stockholder of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     List of Financial Statements

     Independent Auditors' Report
     Assets
     Liabilities and Stockholders' Equity
     Statement of Operations
     Statement of Shareholders' Equity
     Statement of Cash Flows
     Notes to Financial Statements

     List of Exhibits.

Exhibit No.    Description

3.1*           Articles of Incorporation.

3.2*           Bylaws.

3.3*           Amendment Articles of Incorporation, May 26, 1999.

3.4*           Amendment Articles of Incorporation, March 26, 1999.

3.5*           Amendment Articles of Incorporation, October 28, 1996.

3.6*           Amendment Articles of Incorporation, September 14,
               1990.

4.1*           Specimen Stock Certificate.

27             Financial Data Schedule

*   Previously filed as part of Form 10-SB.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to its Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              FirstBingo.com



                              /s/ Paul R. LeBreux
                              Paul R. LeBreux, President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this amendment no. 1 to Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                         Date


/s/ Paul R. LeBreux      President, Secretary,    October 18, 2000
Paul R. LeBreux          Treasurer, Chief
                         Executive  Officer and
                         a member of the Board
                         of Directors